MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

April 15, 2019

VIA EDGAR

Mark Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund File Nos. 033-13954 and 811-05141

Dear Mr. Cowan:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on March 12, 2019, concerning post-effective amendment No. 135 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on February 1, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (a “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus Comments

General Comments (as applicable)

1.            Comment:  Principal Investment Strategies and Principal Risks: Risks should not be in alphabetical order but instead Registrant should identify the most significant risks first. See speech by Division of Investment Management Director Dalia Blass on October 25, 2018 (Keynote Address – ICI Securities Law Developments Conference) and Investment Management Guidance Update 2014-08 (Guidance Regarding Enhanced Mutual Fund Disclosure).

Pacific Select Fund – Response Letter

April 15, 2019

Response:  All principal risks are considered significant and are listed in alphabetical order for reader convenience as well as to avoid shareholder confusion.  To attempt to further rank each risk by significance relative to other risks would not result in an additional benefit to shareholders and might imply a level of precision with regard to predicting future detractors from performance that does not exist.  The cited speech (asking registrants to list risks by “actual importance” and not alphabetically) and Guidance (which does not contain a similar request) were reviewed and considered by Registrant.  However, there is no regulatory directive under either Item 4 or Item 9 of Form N-1A stating that principal risks cannot be listed alphabetically, and the Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal strategies and risks.  Accordingly, Registrant respectfully declines to make the requested change.

2.           Comment:  Rule 35d-1: For those Funds that can invest in derivatives to meet the 80% test under Rule 35d-1, please confirm that each Fund will value derivatives at market value for purposes of the 80% test.

Response:  Funds that can invest in derivatives to meet their 80% tests take into account the economic exposure created by those derivatives when calculating compliance with Rule 35d-1.  While the SEC stated in adopting Rule 35d-1 that the Rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes. Accordingly, Registrant has determined that, if a derivative creates economic exposure that aligns with a Fund’s name, it would be appropriate to use the gross market value or notional value for purposes of calculating compliance with the Fund’s 80% test.

In addition, Registrant notes that Form N-1A does not require disclosure of the value that a Fund will use to measure synthetic exposure for purposes of a Fund’s 80% test, and it is not generally industry practice to do so.

3.           Comment:  Principal Investment Strategies and Principal Risks: For Funds that include a discussion of derivatives, please consider risks specific to such derivatives (e.g., forwards, swaps and futures), at a minimum in Item 9 disclosure.

Response:  In a prior response (dated November 7, 2017) to comments received from the Staff, Registrant shortened and tailored the risk descriptions in the Fund Summaries section of the Prospectus (Item 4) by identifying the risk of the specific derivative(s) used by the Fund and then explaining the risk in Item 9 disclosure.  Registrant believes that its current Derivatives Risk disclosure is adequate.

4.           Comment: Principal Investment Strategies and Principal Risks: For Funds that include a Sector Risk, please be specific as to the sector if the Fund is more heavily focused on any particular sector.

Pacific Select Fund – Response Letter

April 15, 2019

Response:  Sector Risk is included in the Fund Summaries section of the Prospectus for each Fund that has 25% or more of its net assets invested in any one sector as of its most recent fiscal year end, as reflected in the annual shareholder report.  The non-sector Funds (that is, the Funds other than the sector-specific Real Estate, Technology and Health Sciences Portfolios) do not have a principal investment strategy to focus their investments in any particular sector for any given period of time. Although a non-sector Fund may have more than 25% of its assets invested in a particular sector at a discrete point in time, the exposure could fall below 25% shortly thereafter.  Registrant believes that because any prospectus disclosure added to identify a particular sector and related risk to which a non-sector Fund has significant exposure as of its most recent fiscal year end, a discrete point in time, could become inapplicable shortly thereafter, the disclosure might be misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified sector(s) above a 25% threshold. As such, Registrant believes that the current Sector Risk disclosure is appropriate. Accordingly, Registrant respectfully declines to make the requested change.

5.           Comment:  Principal Investment Strategies and Principal Risks: For Funds that include a Geographic Focus Risk, be specific as to the geographic region(s) that present this risk.

Response:  The Funds do not have a principal investment strategy to focus their investments in any particular geographic region(s) for any given period of time. Registrant believes that because any prospectus disclosure added to identify a particular geographic region(s) and related risk(s) specific to that geographic region(s) as of a discrete point in time could become inapplicable shortly thereafter, the disclosure might be misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified geographic region(s).  Registrant observes that the Geographic Focus Risk paragraph states that “[i]f the Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region, then the risk increases that economic, political, social, or other conditions in those countries or that region will have a significant impact on the Fund’s performance,” and that “[a]s a result, the Fund’s performance may be more volatile than the performance of more geographically diversified funds.”  In addition, for all International Funds, the top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end is disclosed in the Prospectus within the Form N-1A Item 9 disclosure. Each such Fund’s holdings are also identified by country of risk exposure in the schedule of investments in its annual and semi-annual shareholder reports. Accordingly, Registrant respectfully declines to make the requested change.

Emerging Markets Debt Portfolio (and other Funds as applicable):

6.           Comment:  Principal Investment Strategies and Principal Risks:  With respect to the disclosure noting that the Fund may invest in the securities of issuers in a small number of countries or in a particular geographic region, please disclose the country or geographic region and add risks related to such country or region.

Response:  For the reasons provided in the immediately prior response, Registrant respectfully declines to make the requested change.

Pacific Select Fund – Response Letter

April 15, 2019

Currency Strategies Portfolio (and other Funds as applicable):

7.           Comment:  Annual Fund Operating Expenses:  With respect to the principal risk of Short Exposure Risk for this Fund, please confirm that the expenses related to short positions are reflected in the Other Expenses line of the Annual Fund Operating Expenses table.

Response:  Registrant confirms that any applicable expenses related to short positions would be reflected in Other Expenses.

Diversified Alternatives Portfolio:

8.           Comment:  Principal Investment Strategies:  With respect to the principal investment strategy of investing in underlying funds that emphasize investments in real estate, please confirm supplementally that such investments include real estate investment trusts (“REITs”) and real estate operating companies (“REOCs”) as indicated in the description of principal risks.

Response:  Registrant confirms that, with respect to the principal investment strategy of investing in underlying funds that emphasize investments in real estate, such investments include REITs and REOCs as indicated in the description of principal risks.

Core Income Portfolio (and other Funds as applicable):

9.           Comment:  Principal Investment Strategies:  With respect to this Fund’s discussion of duration, please also include a brief example of duration in the Prospectus. For example, “Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.”

Response: Registrant believes that the current disclosure, which includes an example of duration in the General Investment Information section of the Prospectus, is adequate.

PD Emerging Markets Portfolio (and other Funds as applicable):

10.    Comment:  Principal Investment Strategies:  With respect to the Item 9 disclosure for this Fund addressing the discussion of an Approved Market and the third party utilized to make the determination of top five risk exposures by country, please clarify the identity of the third party. If the third party is also the index provider, please clarify whether it uses these factors in determining whether a security should be included in its emerging markets securities index.

Response:  The data regarding the risk exposure by country for the Fund is provided by a well-known third-party financial data vendor and reflects the risk exposure by country of the Fund, as also disclosed in the annual and semi-annual shareholder report. Registrant is not aware of any requirement under Form N-1A to disclose the name of the third-party financial data vendor, and to do so could increase costs to the Fund. Registrant confirms, however, that the third-party financial data vendor is not affiliated with Morgan Stanley Capital International, the third-party index provider.

Pacific Select Fund – Response Letter

April 15, 2019

11.    Comment:  Principal Investment Strategies:  The Fund’s test for determining what is an Approved Market for an emerging market issuer is complex – why does this Fund need two tests? It is not clear what are the respective roles of the third party and the sub-adviser in determining country of risk exposure. Please explain and/or revise disclosure so an investor can clearly tell what criteria is considered in determining the emerging market countries in which the Fund invests at least 80% of its net assets.

Response:  The disclosure for this Fund provides for two separate and distinct tests, with each entity using their own methodology for different purposes. The first test (as discussed in the immediately prior Response) provides disclosure to investors of the top five countries by risk exposure of the Fund for existing Fund holdings (as also reflected in the shareholder report) as provided by the third-party financial data vendor. Those factors used by the third-party vendor in making country of risk determinations are required to be applied uniformly to all International Funds of Registrant as of fiscal year end. By comparison, the other test provided is used by the sub-adviser when making investment decisions specifically for this Fund. This disclosure indicates the unique factors that the sub-adviser evaluates in determining an issuer’s country of risk exposure. If, upon analyzing these factors, the sub-adviser determines that such issuer’s country is one of the emerging market countries contained in the sub-adviser’s list of Approved Markets in which the Fund invests at least 80% of its net assets, then said issuer is available for Fund investment.

These two tests are especially helpful to investors as, given the difference in criteria that may be used by the two entities, the Fund’s risk exposure by country could be different if provided by the sub-adviser instead of the third-party vendor. Although Registrant believes that the current disclosure adequately informs investors that the sub-adviser’s test is used in determining the emerging market countries in which the Fund invests at least 80% of its net assets, the language has been revised in light of the Staff’s comment.

12.    Comment:  Principal Investment Strategies:  Please confirm that, for the purposes of the Fund’s investments, the sub-adviser does not simply select securities from the index but instead comes up with its own economically tied analysis.

Response: Registrant confirms, that for purposes of the Fund’s investments, the sub-adviser conducts its own analysis.

13.    Comment:  Principal Investment Strategies:  Please explain the basis for the change of disclosure contained in criteria (iv) that the sub-adviser reviews in determining if a country to which an issuer is economically tied is an Approved Market for investment purposes. Specifically, the language was changed from stating that an Approved Market could be a country where “at least 50%” of an issuer’s revenues, profits, services performed, or assets were located, to stating that an Approved Market could be a country where a “significant” amount of an issuer’s revenue, profits, services performed or assets are located.

Pacific Select Fund – Response Letter

April 15, 2019

Response: Pursuant to the Staff’s comment, as well as comments by the Staff recently provided to the sub-adviser of this Fund regarding similar disclosure for that sub-adviser’s retail equivalent fund, the applicable disclosure has been reverted back to “at least 50%.”

PD International Large-Cap Portfolio (and other Funds as applicable):

14.    Comment:  Principal Investment Strategies:  With respect to the Fund’s definition of “large-cap,” please confirm the Fund follows the applicable exchange(s) definition of large-cap and revise accordingly. Please explain the rationale of how the determination of the sub-adviser applies to whether a company is considered a large-cap issuer.

Response:  As stated in the disclosure, it is the sub-adviser who determines whether an issuer is considered “large-cap” for investment purposes, and not the issuer’s exchange.

15.    Comment:  Principal Investment Strategies:  With respect to the sub-adviser’s determination of the country(ies) to which an issuer is economically tied, the Staff does not understand why the following criteria are included:

•                  An issuer that is an equity security in Approved Markets in the form of depositary shares;

•                  An issuer that is a security of a pooled investment vehicle that invests primarily in securities of Approved Markets or is a derivative instrument that derives its value from securities of Approved Markets

Response:  The purpose of including this language is to list all of the criteria that this Fund’s sub-adviser considers when making its determination as to the country to which an issuer is economically tied for investment purposes. The bullet points referenced by the Staff note that the country of risk for instruments that are derived from an underlying security are assigned to the country of risk of the underlying security. Registrant believes its current disclosure, which includes all of the factors that the sub-adviser analyzes and reviews in making its determination, is appropriate. However, in light of the Staff’s comment, the language has been revised.

16.    Comment:  Principal Investment Strategies and Principal Risks:  Please explain supplementally the reason for including the following disclosure:

Securities of Approved Markets may include securities of companies that have characteristics and business relationships common to companies in other countries or regions. As a result, the value of the securities of such companies may reflect economic and market forces in such other countries or regions as well as in the Approved Markets.

Response:  The disclosure cited by the Staff is intended to provide investors with information regarding factors that might impact the value of a Fund holding. In particular, it is intended to inform investors that, although a company may be associated with a single Approved Market country for investment purposes, such issuer may still be impacted by the economic and market forces of other countries. However, in light of the Staff’s comment, the language has been revised.

Pacific Select Fund – Response Letter

April 15, 2019

SAI Comments

17.    Comment:  Fundamental Investment Restrictions – Concentration:  The Staff does not consider Fundamental Investment Restriction #8 (“Restriction #8”) to be consistent with the Staff’s position regarding the restrictions on concentration not applying to securities of other investment companies which in turn do not have a policy to concentrate in a particular industry. Please add an explanatory note that, notwithstanding this language, a fund considers the investments of all investment companies that the fund invests in when determining that fund’s concentration policy.

Response:  In a prior response to Staff comments (dated April 29, 2016) on a proxy statement amending these fundamental investment restrictions, Registrant previously added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change them. Registrant therefore respectfully declines to make the requested change.

18.    Comment: Fundamental Investment Restrictions – Concentration:  Restriction #8 also states that “Each Fund (or for a co-managed Fund, the portion of the Fund) that seeks to track the performance of an index will not concentrate, except to the same approximate extent as its index may concentrate in the securities of a particular industry or group of industries.” Please confirm there is disclosure in the relevant Prospectus regarding whether any fund that tracks an index is currently concentrated and, if so, disclose the specific industry or group of industries in which such index portfolio is concentrated.

Response:  Registrant confirms that none of the Funds that seek to track the performance of an index is currently concentrated in any industry or group of industries.

19.    Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions:  In this section, in the paragraph titled “With respect to fundamental investment restriction 8” (“Summary #8”), please clarify that the Collateralized Mortgage Obligations (“CMOs”) referenced are those issued by government agencies.

Response:  The Registrant confirms that the CMOs noted by the Staff are those issued by government agencies. In light of the Staff’s comment, the language has been revised accordingly.

20.    Comment:  Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions:  Regarding Summary #8, the Staff has no objection to the Registrant’s practice to not consider

Pacific Select Fund – Response Letter

April 15, 2019

privately-issued securities to be “tax-exempt municipal securities.” However, please note that the Staff’s current position is that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response: Duly noted by Registrant.

21.    Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions:  In Summary #8, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: As noted in above response #17, Registrant believes its current approach is reasonable and appropriate. Registrant therefore respectfully declines to make the requested change.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:

Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP